Phillip DePaul
Senior Vice President and Chief Accounting Officer
T 630 864 5010   F 630 864 4526
PhillipDePaul@OfficeMax.com

June 4, 2007

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F. Street, N.E.
Washington, D.C. 20549

Subject:                                                     OfficeMax Incorporated
Form 10-K for the Fiscal Year Ended December 30, 2006
Form 10-Q for the Quarterly Period ended March 31, 2007
File No. 001-05057

Dear Mr. Krikorian:

On behalf of OfficeMax Incorporated, a Delaware corporation (the “Company,” “We,” or “Us”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated May 18, 2007.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 30, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 17

1.                                      We note your use of non-GAAP financial measures in your filing. Demonstrate the usefulness of each non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance. Refer to Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. As part of your response, ensure to demonstrate the way that management uses the non-GAAP measure to conduct or evaluate your business. If you are able to overcome the burden of demonstrating the usefulness of each measure, ensure future uses of non-GAAP measures include all of the disclosures identified in Item 10 of Regulation S-X and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:

In our annual report on Form 10-K for the year ended December 30, 2006, we used non-GAAP financial measures in our discussion and analysis of: 1) operating expenses, including general and administrative and other expenses; 2) operating income (loss); and 3) income (loss) from continuing operations. These non-GAAP financial measures were calculated by excluding certain gains and losses and other items from the corresponding GAAP measure. We believe that all gains, losses and other items excluded are non-recurring.

These gains, losses and other items primarily relate to our transformation from a commodity manufacturing company to an independent office products distribution company. This transformation included the December 2003 acquisition of OfficeMax, Inc., a $5 billion retail distributor of office products, and the divestiture of our paper, forest products and timberland assets in October 2004 for $3.7 billion. The transformation also had a financing component, which included the return of nearly $900 million to shareholders through share repurchases in 2005 and the early retirement of $1.8 billion of outstanding debt during 2004 and 2005.

As a result of the various activities necessary to effect this dramatic transformation, including asset sales, facility closures (including the closure of certain retail stores) and consolidation, payment of employee severance and retention, debt retirement and various other items, we recognized expenses of $146.2 million in 2006 and $96.2 million in 2005 and income of $214.9 million in 2004. Certain of these restructuring activities were individually significant and the related charges and credits were separately described in our filings and throughout management’s discussion and analysis in our Form 10-K for 2006 (“MD&A”).

While the activities necessary to effect the transformation have occurred, and the related gains and losses have been recognized over several years, in our view these activities do not represent a series of recurring restructuring charges as contemplated in the Staff’s response to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Measures (“FAQ”). Rather, these activities are individual steps within the broader transformation process, which is now nearly complete and is not expected to be ongoing or recurring in the future.

We believe that our use of non-GAAP measures is balanced and appropriate. In each instance where we present a non-GAAP measure in the MD&A, we first disclose the relevant GAAP measure including the transformation-related gains, losses and other items, describe the nature of the transformation activities and the related gains, losses and other items, and then present the non-GAAP measure that excludes the impact of the transformation activities. We believe this presentation gives prominence and provides reconciliation to the most directly comparable GAAP measure. We believe that these disclosures enhance our investor’s understanding of the impact of the transformation process and provide greater visibility to the recurring operating performance of the office products distribution businesses. These non-GAAP measures are also the financial measures that our management uses to analyze and manage the business internally. We believe that including these non-GAAP financial measures in our MD&A provides information regarding significant trends and variability in our earnings and changes in the significant components of certain line items and that this information is important to assist an investor in understanding our company’s ongoing performance. We believe that our use of non-GAAP measures help our investors to understand that some of our expenses might vary in different ways and for different reasons than would other expenses, and that our expenses might vary in different ways in the future, particularly as a result of the completion of our transformation process.

In addition to the impacts of the transformation described above, we also include non-GAAP measures in our MD&A that adjust the GAAP measures of operating expenses, operating income and income (loss) from continuing operations to exclude certain other unusual or non-routine gains and losses, including $48.0 million of income in 2006 resulting from a change in the fair value of the Additional Consideration Agreement with Boise Cascade, L.L.C. (“New Boise”) and $9.8 million of expense in 2005 related to a legal settlement with the Department of Justice. We disclosed the relevant GAAP measures including these items in our MD&A, discussed the nature and effect of these items, and presented non-GAAP measures of financial performance excluding the impact of these non-recurring items.

We believe this presentation gives prominence and provides reconciliation to the most directly comparable GAAP measure. We believe that these disclosures also serve to enhance our investors’ understanding of the recurring operating performance of the office products distribution businesses. These disclosures are also consistent with the financial measures that our management uses to analyze and manage the business internally.

Our belief in the usefulness of all of the non-GAAP measures described above is supported by the types of questions that we receive from our investors in our earnings calls and other investor communications, including analysts’ reports, many of which relate to our recurring operating performance and the non-GAAP measures described throughout this response. For these reasons, we believe the use of non-GAAP measures to supplement our disclosures is useful to investors and appropriate.

We will ensure that any future uses of non-GAAP measures include all of the disclosures identified in Item 10 of Regulation S-K, and continue to consider the guidance set forth in the FAQ.

Item 7. Management’s Discussion and Analysis of Finance Condition and Results of Operations

Critical Accounting Estimates

Vendor Rebates and Allowances, page 39

2.                                      Your disclosure indicates that there are significant estimates involved in your accounting policy for vendor rebates and allowances. For example, your disclosure states that your estimates are adjusted for changes in anticipated product sales and expected purchase levels. Please tell us your consideration of disclosing why each estimate/assumption bears risk of change, how you arrived at the estimate/assumption, accuracy of the estimate/assumption in the past, how each estimate/assumption has changed, and reasonably likely future changes. For further disclosure guidance see SEC Release No. 33-8350, Section V. As part of your response, please clarify the average length of time of your incentive periods and any significant adjustment you have made in the past three years.

Response:

We believe that our current critical accounting policy disclosures related to rebates and allowances comply with the disclosure guidance in SEC Release No. 33-8350, Section V, including providing information about key estimates that bear risk of change and how we arrived at the estimates. For example, on page 39 of our 2006 Form 10-K, we state that “Rebates and allowances received as a result of attaining defined purchase levels are accrued over the incentive period based on the terms of the vendor arrangement and estimates of qualifying purchases during the rebate program period. These estimates are reviewed on a quarterly basis and adjusted for changes in anticipated product sales and expected purchase levels.” Changes in anticipated product sales would impact expected purchase volumes which, in turn, would impact rebates earned under purchase-volume based programs. On page 39 of our 2006 Form 10-K, we also state that “We provide an allowance for uncollectible accounts and to cover disputes in the event that our interpretation of the contract terms differ from our vendors’ and our vendors seek to recover some of the consideration from us. These allowances are based on the current financial condition of our vendors, specific information regarding disputes and historical experience.”

Our vendor rebate agreements generally have a term of one year.

We establish our estimates and assumptions related to these programs based on the facts and circumstances of each vendor program, our historical experience with vendors and our industry knowledge, which we believe provides a sound basis for recognizing these rebates and allowances as earned.

For the past three years, our estimates related to these rebate programs have been consistently applied and reasonably accurate. Adjustments to our estimates of vendor rebates and allowances earned have averaged less than $2 million per year, or 0.02% of cost of goods sold. During this three year period, our estimates and assumptions have not changed significantly and we do not anticipate any significant changes in the near future.

Note 2. Sale of Paper, Forest Products and Timberland Assets, page 58

3.                                      We note your disclosure which states you recognized a $281 million gain in connection with the sale of substantially all the assets of Boise Building Solutions and Boise Paper Solutions segments. We further note that you deferred the recognition of an additional $180 million gain from the sale based on your continuing involvement with Boise Cascade. Please address the following comments with respect to your accounting for the sale:

•                  Please tell us how you determined that your continuing involvement with the affiliates of Boise Cascade did not impact your ability to recognize the $281 million gain in fiscal year 2004. As part of your response, clarify how you evaluated paragraphs 18 and 25 of SFAS 66 when determining the accrual method of accounting for this gain is appropriate.

•                  Clarify how the “credit-enhanced timber installment notes” received as consideration for the timberlands portion of the sale meets the initial and continuing investment criteria of paragraphs 8 through 12 of SFAS 66.

•                  Tell us why this sales agreement included an additional $180 million gain and how you determined that this gain should be deferred. As part of your response, please clarify the exact terms of the arrangement that generated this additional gain.

•                  Please clarify the impact of consolidating “the original entities issuing the credit enhanced timber installment notes” on your ability to recognize the gain from the sale of the timberlands based on the accrual method of accounting.

Response:

Background

As disclosed in the notes to our consolidated financial statements, we completed the sale of substantially all of our paper, forest products and timberland assets in October 2004. The assets that we sold included the operating assets of our Boise Building Solutions and Boise Paper Solutions segments, as well as 2.2 million acres of timberland located in the Pacific Northwest, Alabama, Louisiana and Minnesota.

We received gross proceeds of approximately $3.702 billion from the sale, consisting of cash of approximately $2.067 billion and timber installment notes receivable of approximately $1.635 billion. The purchase price for the timberlands and associated timber rights was $1.650 billion, with the remainder of the purchase price allocated to the paper, packaging and newsprint operations, and the building products manufacturing and distribution operations.

The timber installment notes receivable represented a portion of the consideration for the timberlands assets, were credit-enhanced with irrevocable guarantees from two highly rated, independent financial institutions (Wachovia and Lehman) and were secured by the pledge of underlying collateral notes issued by the credit enhancement banks. The collateral notes were issued in exchange for $1.650 billion of cash deposits made with the credit-granting banks by an affiliate of New Boise. As a result of this structured transaction the payment of tax on the resulting capital gain is deferred until the notes are collected in 2020.

In connection with the sale, we invested $175 million in securities of affiliates of New Boise. As outlined in our response to Staff comment # 4, we concluded that this investment together with our ongoing paper supply agreement with New Boise represented continuing involvement as defined in Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Accordingly, we recognized a gain of approximately $281 million in 2004 in connection with the sale transaction described above, and deferred recognition of an additional $180 million of gain as a result of our continuing involvement with New Boise. This deferred gain is expected to be recognized in earnings as our investment in affiliates of New Boise is reduced. To date, this investment has not been reduced therefore no portion of the deferred gain has been recognized.

In December 2004, we completed a second series of transactions in which we securitized the timber installment notes. In these transactions, we transferred our interest in the timber installment notes receivable and related guarantees to wholly-owned bankruptcy remote subsidiaries that were designated to be qualifying special purpose entities (the “OMXQ’s”). The OMXQ’s pledged the timber installment notes receivable and related guarantees and issued securitization notes in the amount of $1.470 billion. Recourse on the securitization notes is limited to the pledged timber installment notes receivable. As a result of these transactions, we received $1.470 million in cash from the OMXQ’s. The pledged timber installment notes receivable and nonrecourse securitization notes will mature in 2020 and 2019. This structured transaction allowed us to realize cash proceeds from the notes in 2004, without any current tax consequences.

The original entities issuing the credit enhanced timber installment notes are variable-interest entities (the “VIE’s”) under FASB Interpretation 46R, Consolidation of Variable Interest Entities. The OMXQ’s are considered to be the primary beneficiary, and therefore, the VIE’s are required to be consolidated with the OMXQ’s. As a result, the accounts of the OMXQ’s have been consolidated into our financial statements. The effect of our consolidation of the OMXQ’s is that the securitization transaction is treated as a financing, and both the timber notes receivable and the securitization notes payable are reflected in our consolidated balance sheets.

Response to Question #3 (a): Please tell us how you determined that your continuing involvement with the affiliates of Boise Cascade did not impact your ability to recognize the $281 million gain in fiscal year 2004. As part of your response, clarify how you evaluated paragraphs 18 and 25 of SFAS 66 when determining the accrual method of accounting for this gain is appropriate.

We considered the guidance in SFAS No. 66, Accounting for Sales of Real Estate, in accounting for the sale of the forest products and timberland assets. We concluded that the transaction met the criteria for application of the accrual method outlined in paragraph 5 of SFAS No. 66, which provides that profit on real estate sales transactions shall not be recognized by the accrual method until all of the following criteria are met:

•                                          A sale is consummated.

•                                          The buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property.

•                                          The seller’s receivable is not subject to future subordination.

•                                          The seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.

We concluded that the sale was consummated upon the closing, which occurred in October 2004. As set forth in the Asset Purchase Agreement, at that date, the parties were bound by the terms of a contract, all consideration had been exchanged, and all conditions precedent to closing had been performed. We were not responsible for arranging any permanent financing in connection with the transaction.

In assessing the adequacy of New Boise’s initial investment, we reviewed the guidance in paragraphs 8 through 16 of SFAS No. 66. SFAS No. 66 provides that the adequacy of a buyer’s initial investment should be measured by its composition and its size compared with the sales value of the property. Because the consideration paid by New Boise at closing (i) was equal to 100 percent of the sales price and (ii) consisted only of cash and New Boise’s notes supported by irrevocable letters of credit from independent established lending institutions, we concluded that New Boise’s initial investment was adequate to demonstrate New Boise ‘s commitment to pay for the property. We believe that this structure provides clear evidence of New Boise’s continuing commitment to pay for the property and indicates a reasonable likelihood that we will collect the receivable. Based on the terms of the agreement between the parties, our receivable is not subject to future subordination.

In evaluating whether the absence-of-continuing-involvement criterion had been met with respect to the sale of the timberlands, we considered the forms of involvement that result in retention of substantial risks or rewards by the seller, and their related accounting implications, as described in paragraphs 26 through 42 of SFAS No. 66. Based on our review of the terms of the agreement between the parties, we:

•                                          Have no obligation to repurchase the property, and the terms of the transaction do not allow New Boise to compel us or give us an option to repurchase the property.

•                                          Are not a general partner in a limited partnership that acquired an interest in the property sold (or had an extended, noncancelable management contract requiring similar obligations) and held a receivable from New Boise for a significant part of the sales price.

•                                          Have not guaranteed the return of New Boise’s investment or a return on that investment for a limited or extended period.

•                                          Are not required to initiate or support operations or continue to operate the property at our own risk, for any period.

•                                          Are not required to provide management services relating to the property for any period after the sale.

•                                          Have not merely granted an option to purchase the property.

As noted above, we invested $175 million in securities of affiliates of New Boise in connection with the sale transaction. At the date of our investment, these affiliates, collectively, held all of the assets that New Boise acquired from us. Accordingly, we concluded that as a result of our retention of an equity interest in New Boise, we had made a partial sale as contemplated by paragraph 33 of SFAS No. 66. Under the guidance in paragraph 33 of SFAS No. 66, profit shall be recognized at the date of sale if:

•                                          The buyer is independent of the seller.

•                                          Collection of the sales price is reasonably assured.

•                                          The seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest.

Based on our analysis of the terms of the agreement between the parties, we concluded that all of the conditions in paragraph 33 were met. Therefore, we calculated the profit on the sale of all of the assets (both the timberlands and the paper and building materials assets) as the difference between the sales value and the carrying value of the assets transferred, recognized the portion of the gain that was attributable to the interest that we sold, and deferred recognition of the portion of the gain that was attributable to the interest that we retained. We believe that this treatment is consistent with the guidance in paragraph 25 of SFAS No. 66, which states in part:

If the seller has some other form of continuing involvement with the property, the transaction shall be accounted for according to the nature of the involvement. Generally, profit shall be recognized at the time of sale if the amount of the seller’s loss of profit because of continued involvement with the property is limited by the terms of the sales contract. The profit recognized shall be reduced by the maximum exposure to loss.

The gain deferred on the transaction approximates the carrying value of our investment in securities of affiliates of New Boise, which is equal to our maximum exposure to loss. There are no other forms of continuing involvement with the assets sold other than as described above.

Response to Question #3 (b): Clarify how the “credit-enhanced timber installment notes” received as consideration for the timberlands portion of the sale meets the initial and continuing investment criteria of paragraphs 8 through 12 of SFAS 66.

SFAS No. 66 provides in paragraph 8 that the adequacy of a buyer’s initial investment should be measured by its composition and its size compared with the sales value of the property. Paragraph 9 of the Statement indicates that the buyer’s initial investment shall include only: (a) cash paid as a down payment, (b) the buyer’s notes supported by irrevocable letters of credit from an independent established lending institution (an “independent established lending institution” is defined as an unrelated institution such as a commercial bank unaffiliated with the seller), (c) payments by the buyer to third parties to reduce existing indebtedness on the property, and (d) other amounts paid by the buyer that are part of the sales value. Other consideration received by the seller, including other notes of the buyer, shall be included as part of the buyer’s initial investment only when that consideration is sold or otherwise converted to cash without recourse to the seller.

The consideration paid by New Boise at the closing of the sale of the paper, forest products and timberland assets (i) was equal to 100 percent of the sales price of the assets sold, and (ii) consisted only of cash of approximately $2.067 billion and New Boise’s credit-enhanced timber installment notes of approximately $1.635 billion. The timber installment notes receivable received in exchange for the timberlands assets are credit-enhanced with irrevocable guarantees from two independent, highly-rated financial institutions and are secured by the pledge of underlying collateral notes issued by the credit enhancement banks. The collateral notes were issued in exchange for cash deposits made by an affiliate of New Boise. As a result, we believe that it is appropriate to include the “credit-enhanced timber installment notes receivable” as a component of New Boise’s initial and continuing investment pursuant to the guidance in paragraph 9(b) of SFAS No. 66.

Response to Question #3 (c): Tell us why this sales agreement included an additional $180 million gain and how you determined that this gain should be deferred. As part of your response, please clarify the exact terms of the arrangement that generated this additional gain.

As noted above, we invested $175 million in securities of affiliates of New Boise in connection with the sale transaction. At the date of our investment, these affiliates, collectively, held all of the assets that New Boise acquired from us. Accordingly, we concluded that as a result of our retention of an equity interest in New Boise, we had made a partial sale as contemplated by paragraph 33 of SFAS No. 66. Under the guidance in paragraph 33 of SFAS No. 66, profit shall be recognized at the date of sale if:

•                                          The buyer is independent of the seller.

•                                          Collection of the sales price is reasonably assured.

•                                          The seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest.

Based on our analysis of the terms of the agreement between the parties, we concluded that all of the conditions in paragraph 33 were met. Therefore, we calculated the profit on the sale of all of the assets (both the timberlands and the paper and building materials assets) as the difference between the sales value and the carrying value of the assets transferred, recognized the portion of the gain that was attributable to the interest that we sold, and deferred recognition of the portion of the gain that was attributable to the interest that we retained. We believe that this treatment is consistent with the guidance in paragraph 25 of SFAS No. 66, which states in part:

If the seller has some other form of continuing involvement with the property, the transaction shall be accounted for according to the nature of the involvement. Generally, profit shall be recognized at the time of sale if the amount of the seller’s loss of profit because of continued involvement with the property is limited by the terms of the sales contract. The profit recognized shall be reduced by the maximum exposure to loss.

The gain deferred on the transaction approximates the carrying value of our investment in securities of affiliates of the buyer, which is equal to our maximum exposure to loss.

Response to Question #3 (d): Please clarify the impact of consolidating “the original entities issuing the credit enhanced timber installment notes” on your ability to recognize the gain from the sale of the timberlands based on the accrual method of accounting.

In December 2004, we securitized the timber installment notes. In these transactions, we transferred our interest in the timber installment notes receivable and related guarantees to wholly-owned bankruptcy remote subsidiaries that were designated to be qualifying special purpose entities (the “OMXQ’s”). The OMXQ’s pledged the timber installment notes receivable and related guarantees and issued securitization notes in the amount of $1.470 billion.

Recourse on the securitization notes is limited to the pledged timber installment notes receivable. As a result of these transactions, we received $1.470 million in cash from the OMXQ’s.

The original entities issuing the credit enhanced timber installment notes are variable-interest entities (the “VIEs”) under FASB Interpretation 46R, Consolidation of Variable Interest Entities. The OMXQ’s are considered to be the primary beneficiary, and therefore, the VIEs are required to be consolidated with the OMXQ’s, which are also the issuers of the securitization notes. As a result, the accounts of the OMXQ’s have been consolidated into our financial statements. The effect of our consolidation of “the original entities issuing the credit enhanced timber installment notes” (the VIE’s as described above) is that the securitization transaction we entered into in December 2004 is treated as a financing rather than as the transfer of a financial asset, and as a result, both the credit-enhanced timber installment notes receivable and the securitization notes payable are reflected in our consolidated balance sheets.

The consolidation of the “original entities issuing the credit enhanced timber installment notes” is a consequence of the securitization structure rather than the sale transaction. Accordingly, we concluded that the consolidation of these entities had no impact on our ability to recognize the gain from the sale of the timberlands based on the accrual method of accounting because the criteria for gain recognition under paragraphs 5 and 33 of SFAS No. 66 were satisfied regardless of whether or not we completed the securitization transaction.

4.                                      Your disclosure indicates that in connection with the sale you invested $175 million investment in securities of affiliates of Boise Cascade and such investment represents continuing involvement with Boise Cascade. Accordingly, the historical results of the assets sold are not reported as discontinued operations. Please provide your analysis of paragraph 42(b) of SFAS 144 which supports your conclusion. Please address your consideration of SAB Topic 5(Z)(4) when determining whether the sale qualified as a discontinued operation and indicate whether you had expected significant future cash flows from the retained minority interest (e.g., expected dividends or the additional consideration agreement). Clarify whether you believe that your investment in the securities of the affiliates of Boise Cascade would constitute significant continuing involvement.

Response:

Paragraph 42 of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, states that the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

SAB Topic 5(Z)(4) addresses a specific fact-pattern and indicates that the disposition of a majority of an interest in a previously controlled entity does not qualify for discontinued operations reporting if the retained minority interest provides the seller with significant influence over the operating and financial policies of the component after the disposal transaction. That is, the conditions in paragraph 42 of Statement 144 are not met because the entity will continue to have cash flows from its retained interest and will continue to be involved with the operations of the entity through its position of significant influence. In these circumstances, the transaction should be accounted for as the disposal of a group of assets that is not a component of an entity and classified within continuing operations pursuant to Statement 144.

We considered the guidance in both paragraph 42 of Statement 144 and SAB Topic 5(Z)(4), as well as that in Emerging Issues Task Force (EITF) Issue No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement 144 in Determining Whether to Report Discontinued Operations, in reaching our conclusion that the sale of the paper, forest products, and timberland assets should be accounted for as the disposal of a group of assets that is not a component of an entity and classified within continuing operations pursuant to Statement 144.

As disclosed in the notes to the consolidated financial statements included in our 2006 annual report on Form 10-K, in connection with the sale of the paper, forest products, and timberland assets, we invested $175 million in securities of affiliates of New Boise. This investment is accounted for under the cost method. In connection with the transaction, we also entered into a twelve-year paper supply agreement with New Boise under which we are required to purchase substantially all of our North American requirements for cut size white office papers from New Boise, to the extent that New Boise chooses to produce such papers, for the first eight years of the agreement; these purchase requirements are subject to gradual reduction in years nine through twelve. The agreement also requires OfficeMax to purchase New Boise paper products manufactured by third-parties that New Boise currently distributes to OfficeMax, for so long as New Boise chooses to distribute those products. Our purchases of office papers from New Boise represented approximately 10% of New Boise’s total sales for 2005 and 2006, and approximately 40% of the total sales for its paper operations during that two-year period.

In our judgment, as a result of our paper supply agreement with New Boise, the operations and cash flows of the component have not been eliminated from our ongoing operations as a result of the disposal transaction. Accordingly, the condition in paragraph 42(a) of Statement 144 has not been met. We believe this conclusion is consistent with that reached in the Example 14 in Statement 144. In addition, we believe the existence of this agreement together with our cost method investment in New Boise constitutes significant continuing involvement in the operations of the component after the disposal transaction. Accordingly, the condition in paragraph 42(b) of Statement 144 has not been met. As a result, the historical results of the sold assets are not classified as discontinued operations in our consolidated financial statements.

Note 14. Financial Instruments, Derivatives and Hedging Activities

Additional Consideration Agreement, page 75

5.                                      We note you entered into agreement with Boise Cascade whereby you may be required to make or receive substantial cash payments based on paper prices during the six years following the Sale. Please clarify how you have evaluated the criteria of paragraphs 6 through 10 of SFAS 133 when evaluating whether this agreement embodies the three distinguishing characteristics of a derivative instrument. If you have determined that this agreement is not a derivative instrument due to the scope exceptions of paragraph 11 of SFAS 133, please explain the specific scope exception that you have applied and your basis for applying the exception.

Response:

We entered into the Additional Consideration Agreement in connection with the sale of our paper, forest products and timberland assets in 2004. At that time, we evaluated the terms of the agreement and the criteria in paragraphs 6 through 10 of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, to determine whether it embodied the characteristics of a derivative instrument. Based on our evaluation, we concluded that the Additional Consideration Agreement meets the definition of a derivative instrument as outlined in paragraph 6 of Statement 133. A summary of our specific consideration of the criteria in paragraph 6 with respect to the Additional Consideration Agreement is as follows:

•                                          It has (1) one or more underlyings and (2) one or more payment provisions. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

The underlying in the Additional Consideration Agreement is the Average Paper Price for each contract year, which is calculated based on the RISI paper price index for a specified grade of cut-size office paper. The RISI index is a published index of industry paper prices. The RISI index and the payment provisions set forth in the agreement are the terms that determine the amount of the settlement and, in some cases, whether or not a settlement is required.

•                                          It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

No initial investment is required by either party under the terms of the Additional Consideration Agreement.

•                                          Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Under the Additional Consideration Agreement, neither party is required to deliver an asset that is associated with the underlying. At the end of each contract year, either party may be required to settle its obligation to the other party in cash, with the settlement amount determined by the terms of the contract (i.e., based on the average paper prices as published by RISI and the payment provisions set forth in the agreement).

We also considered the guidance in paragraph 10 of Statement 133, which identifies instruments that are specifically excluded from the scope of Statement 133, and concluded that the Additional Consideration Agreement did not contain characteristics similar to any of the instruments described in that paragraph. In this regard, we evaluated the other agreements entered into in connection with the sale of our paper, forest products and timberland assets, including the Paper Supply Agreement, and assessed their impact on the determination of whether or not the Additional Consideration Agreement should be considered a derivative instrument. As there is no linkage between the payments required under the Additional Consideration Agreement (which are based strictly on the RISI index and the stated payment provisions) and the volumes purchased under the paper supply agreement, we concluded that the Additional Consideration Agreement was not eligible for the normal purchase, normal sale exception in paragraph 10(b) of Statement 133.

We also reviewed the scope exceptions outlined in paragraph 11 of Statement 133 and concluded that the Additional Consideration Agreement, based on its terms, does not qualify for any of the scope exceptions, including that outlined in paragraph 11(c) related to purchase business combinations, as OfficeMax was the seller in the transaction, not the buyer.

Based on the forgoing, we concluded that the Additional Consideration Agreement embodies the characteristics of a derivative instrument and therefore, as stated in the notes to the consolidated financial statements included in the 2006 Form 10-K, are accounting for it at fair value.

Note 18. Commitments and Guarantees, page 91

6.                                      Your disclosure states that you can be required to purchase the minority owner’s 49% interest in your subsidiary in Mexico if certain earnings targets are achieved. Based on your disclosure it appears you are accounting for this put option as a commitment or contingency. Please clarify how you have evaluated the criteria of SFAS 150, SFAS 133, EITF Topic No. D-98 and Accounting Series Release No. 268 when determining the appropriate accounting for this put option. If you conclude that the put option is not in the scope of SFAS 150 and SFAS 133, please clarify why you did not accrete the minority interest to the redemption value pursuant to EITF Topic No. D-98 and Accounting Series Release No. 268 since the condition for the minority owner to put the ownership interest in OfficeMax de Mexico had been achieved in fiscal year 2006. As part of your response, please clarify whether you have determined that this put option is freestanding of or embedded in the minority equity interest.

Response:

We acquired a majority (51%) interest in OfficeMax de Mexico, our subsidiary in Mexico, on January 1, 2000. Following this acquisition, we included the balances and accounts of this business in our consolidated financial statements. Prior to our acquisition of the majority interest, we owned an approximate 19% voting interest in the equity of OfficeMax de Mexico.

At the time we acquired majority ownership of OfficeMax de Mexico, we also granted the holders of the minority (49%) interest in OfficeMax de Mexico an option that allows them to put the remaining 49% interest in the subsidiary to us (the parent) at any time following the second anniversary of the effective date of the option, if specified subsidiary earnings targets are achieved. If the subsidiary earnings targets are achieved and the minority owner elects to put its ownership interest to us, the purchase price of the minority interest would be equal to fair value, calculated based on both the subsidiary’s earnings for the last four quarters before interest, taxes and depreciation and amortization, and the then current market multiples of similar companies operating in the retail and commercial distribution of office products. We concluded that the purchase price was equivalent to fair value because sector-specific market multiples such as those required to be used in determining the purchase price of this minority interest are a commonly used valuation technique in estimating fair value, and the parties negotiated the put price calculation to represent the fair value of the shares subject to the put.

When OfficeMax, Inc. (the business that we acquired in December 2003) acquired majority ownership of OfficeMax de Mexico in 2000, its management evaluated the put option under the guidance in SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and concluded that the put option did not meet the definition of a derivative instrument as it did not specifically provide for net settlement as required by paragraph 6(c) of SFAS 133. Accordingly, the original accounting for this put was based on the guidance set forth in paragraphs 5 and 8(d) of EITF Issue 00-6, Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary. Pursuant to EITF 00-6, OfficeMax, Inc. recorded the fair value of the put (which was zero) in its financial statements at the time the conditions related to its exercise were met, and accounted for the minority interest on a historical cost basis (i.e., it applied regular minority interest accounting in consolidation). This is consistent with the response given by OfficeMax, Inc. to a similar Staff comment raised in 2002 related to the accounting for this put option by OfficeMax, Inc.

When SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued, OfficeMax, Inc. again reviewed its accounting for the put option related to the minority interest and determined, based on the guidance in paragraph 5 of SFAS 150 (which indicates that for financial instruments issued by members of a consolidated group of entities, the issuer’s equity shares include the equity shares of any entity whose financial statements are included in the consolidated financial statements) that the option was an obligation to repurchase the issuer’s equity by transferring assets as described in paragraph 11 of SFAS 150. Because SFAS 150 nullified the original consensuses in EITF 00-6 for any instrument within the scope of SFAS 150, OfficeMax, Inc. measured the fair value of the put option at zero (as it represented the right to elect to sell at fair value) upon the adoption of SFAS 150 in 2003. We succeeded to this accounting model following our acquisition of OfficeMax, Inc. in December 2003, and have included disclosures relative to the arrangement governing our commitment to acquire the minority interest in OfficeMax de Mexico in both the MD&A and in the notes to our consolidated financial statements since the date of the acquisition, including estimates of the fair value purchase price of the minority interest.

We have not applied the guidance in EITF Topic No. D-98, Classification and Measurement of Redeemable Securities, as we concluded that the put option represents an obligation to purchase the outstanding minority interest in OfficeMax de Mexico, and such interest is neither mandatorily redeemable nor reported in stockholders’ equity in our consolidated financial statements. EITF Topic No. D-98 focuses on the use of permanent equity to settle an obligation. In our fact pattern, no component of our permanent equity will be reduced in the event the option is exercised and we settle the instrument. If we ultimately receive the shares of the consolidated subsidiary in a physical settlement, the cost of acquiring those shares would include only the amount paid at settlement (which would be representative of fair value at the date of settlement) and we would recognize no gain or loss on the put option as its value is zero at inception and throughout its life. Upon exercise, the fair value purchase price paid for the minority interest would be accounted for by us as a step acquisition in accordance with SFAS No.141. Under this model, we will record the settlement of the minority interest, the step-up in basis of the net assets of OfficeMax de Mexico and any applicable intangibles when and if such a transaction actually occurs. As a result of such a fair value exchange, our net assets will be unaffected. Because the purchase price of the minority interest pursuant to the put is set at fair value, there is no circumstance under which the minority holders can receive a preferred distribution for their interest. Therefore, while we understand that it would be important to distinguish between temporary and permanent equity in the event that we had granted a put option on our (i.e., the parent’s) equity shares because the repurchase of those instruments would result in the reduction of enterprise net assets through the recording of treasury stock, this is not the case in our circumstance. Given the facts of our situation, we do not believe that it is analogous to the type of redemption transaction contemplated in EITF Topic No. D-98.

Lastly, it is important to note that if EITF Topic No. D-98 were applied to this fact pattern, which as previously noted is a treatment with which we do not agree, the net result would be to record an increase in minority interest (or some other temporary equity account) and a decrease to retained earnings of approximately $35 to $40 million on the face of our balance sheet. Changes to the redemption amount would be recorded directly to retained earnings until the option is exercised, and based on the guidance in paragraph 19 of EITF Topic D-98, would not result in an adjustment of income available to common shareholders in our earnings per share calculation as the put applies to common stock and allows for the redemption only at fair value. We believe that our current accounting for the put option and minority interest is consistent with the guidance in SFAS 150, consistent with the substance of the arrangement and that our disclosures are informative to the users of our financial statements.

Conclusion

As requested in your letter, we acknowledge that:

•                                          We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (630) 864-5010, or Susan Wagner-Fleming, Vice President and Associate General Counsel at (630) 864-5060.

Sincerely,

/s/ Phillip DePaul

Phillip DePaul